June 15, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Mary Beth Breslin

Re:       LOGIC Devices Incorporated

Registration Statement on Form S-1

Filed March 24, 2011

File No. 333-173052

Dear Ms. Breslin:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, LOGIC Devices Incorporated hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-173052) originally filed on March 24, 2011, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement covered the offer and resale of up to 1,740,000 shares of our common stock by the selling stockholder, Dutchess Opportunity Fund, II, L.P. The Registration Statement has not been declared effective by the Commission and LOGIC Devices hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

LOGIC Devices acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, LOGIC Devices requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use as LOGIC Devices plans to proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 1375 Geneva Drive, Sunnyvale, California 94089 and to Amy Trombly, Esq. at 1320 Centre Street, Suite 202, Newton, MA 02459.

If you have any questions regarding this request, please call Ms. Amy Trombly at (617) 243-0060. Thank you for your attention to this matter.

Very truly yours,

LOGIC Devices Incorporated

By:         /s/ William J. Volz

William J. Volz

President and Chief Executive Officer